Filed Pursuant to Rule Number 424(b)(3)
Registration No.: 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.
SUPPLEMENT NO. 4 DATED NOVEMBER 29, 2011
TO PROSPECTUS DATED MAY 2, 2011

This prospectus supplement (“Supplement No. 4”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company,” “we” or “us”) dated May 2, 2011 (the “Prospectus”), as supplemented by Supplement No. 2, dated September 8, 2011 (“Supplement No. 2”) and Supplement No. 3, dated November 7, 2011 (“Supplement No. 3”). This Supplement No. 4 should be read in conjunction with the Prospectus, Supplement No. 2 and Supplement No. 3. This Supplement No. 4 forms a part of, and must be accompanied by, the Prospectus, as supplemented by Supplement No. 2 and Supplement No. 3.

The primary purposes of this Supplement No. 4 is to disclose, among other things, the following:

1.	The current status of the offering;
2.	Recent adverse business developments affecting the sponsor’s prior program and non-program properties;
3.	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2011, filed on November 14, 2011, but with updated disclosure regarding modified funds from operations;
4.	Our unaudited financial statements and the notes thereto as of and for the nine months ended September 30, 2011, as filed in our Quarterly Report on Form 10-Q on November 14, 2011; and
5.	Updates to our form of subscription agreement;

Current Status of the Offering

As of October 31, 2011, we had received aggregate gross offering proceeds of $41.6 million from the sale of 4.2 million shares, representing net proceeds to us of $33.2 million.

Compensation Paid to Affiliates and Certain Non-Affiliates

As of October 31, 2011, we had paid and/or accrued the following fees in connection with the offering: (i) sales commissions to third parties in the amount of $2.9 million and (ii) dealer manager fees to affiliated parties in the amount of $2.2 million. Through October 31, 2011, organizational and offering expenses in the amount of $3.3 million were paid and/or accrued.

The disclosure under the heading “Prior Performance of Affiliates of Our Sponsor — Recent Adverse Business Developments — Additional Adverse Business Developments — Extended Stay Hotels'' beginning on page 93 of the Prospectus and all similar discussions appearing throughout the Prospectus is hereby revised by replacing the disclosure in the third paragraph in its entirety with the following:

Certain junior lenders that provided the mezzanine financing have brought actions in various venues claiming monetary damages against Extended Stay, the senior lenders, the sponsor and the other equity investors for, among other things, supporting the proposed restructuring plan. Several lenders have filed suit against the sponsor under the terms of the non-recourse carve-out guaranty agreement and for declaratory judgment and money damages in an amount exceeding $100 million. On July 14, 2011, a New York State Supreme Court granted summary judgment in favor of certain of these lenders. The Sponsor has filed a motion requesting that the Court reconsider its decision, which was denied on September 22, 2011, and has also commenced the filing of an appeal to a higher court. These matters are still pending and any result is uncertain.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying financial statements of Lightstone Value Plus Real Estate Investment Trust II, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Lightstone Value Plus Real Estate Investment Trust II, Inc., a Maryland corporation, and, as required by context, Lightstone Value Plus REIT, L.P. and its wholly owned subsidiaries, which we collectively refer to as the “Operating Partnership.” Dollar amounts are presented in thousands, except per share data and where indicated in millions.

Forward-Looking Statements

Certain information included in this prospectus contains, and other materials filed or to be filed by us with the Securities and Exchange Commission, or the SEC, contain or will contain, forward-looking statements. All statements, other than statements of historical facts, including, among others, statements regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Lightstone Value Plus Real Estate Investment Trust II, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by such forward-looking statements.

Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements.

Risks and other factors that might cause differences, some of which could be material, include, but are not limited to, economic and market conditions, competition, tenant or joint venture partner(s) bankruptcies, our lack of operating history, the availability of cash flows from operations to pay distributions, changes in governmental, tax, real estate and zoning laws and regulations, failure to increase tenant occupancy and operating income, rejection of leases by tenants in bankruptcy, financing and development risks, construction and lease-up delays, cost overruns, the level and volatility of interest rates, the rate of revenue increases versus expense increases, the financial stability of various tenants and industries, the failure of the Company to make additional investments in real estate properties, the failure to upgrade our tenant mix, restrictions in current financing arrangements, the failure to fully recover tenant obligations for common area maintenance (“CAM”), insurance, taxes and other property expenses, the failure of the Company to continue to qualify as a real estate investment trust (“REIT”), the failure to refinance debt at favorable terms and conditions, an increase in impairment charges, loss of key personnel, failure to achieve earnings/funds from operations targets or estimates, conflicts of interest with the Advisor and the Sponsor and their affiliates, failure of joint venture relationships, significant costs related to environmental issues as well as other risks listed from time to time in this prospectus, our Form 10-K, our Form 10-Q, our Registration Statement on Form S-11 (File No. 333-151532), as the same may be amended and supplemented from time to time, and in the Company’s other reports filed with the Securities and Exchange Commission (“SEC”).

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

Overview

Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”) intends to acquire and operate commercial, residential and hospitality properties, principally in North America. Principally through the Lightstone Value Plus REIT II, LP, (the “Operating Partnership”), our acquisitions may include both portfolios and individual properties. We expect that our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging, industrial and office properties and that our residential properties located either in or near major metropolitan areas.

Capital required for the purchase of real estate and real estate related investments is expected to be obtained from our initial public offering (the “Initial Public Offering”) of up to 51,000,000 common shares for $10 per share, and from any indebtedness that we may incur in connection with the acquisition of any real estate and real estate related investments thereafter. A Registration Statement on Form S-11 covering our Initial Public Offering was declared effective under the Securities Act of 1933 on February 17, 2009. The Initial Public Offering commenced on April 24, 2009 and will continue until the earlier of (i) we achieve the maximum offering or (ii) February 17, 2012. We are dependent upon the net proceeds from the Initial Public Offering to conduct our proposed activities.

We do not have employees. We entered into an advisory agreement dated February 17, 2009 with Lightstone Value Plus REIT II LLC, a Delaware limited liability company, which we refer to as the “Advisor,” pursuant to which the Advisor supervises and manages our day-to-day operations and selects our real estate and real estate related investments, subject to oversight by our board of directors. We pay the Advisor fees for services related to the investment and management of our assets, and we will reimburse the Advisor for certain expenses incurred on our behalf.

Current Environment

Our operating results as well as our investment opportunities are impacted primarily by the health of the North American economies. Our business and financial performance may be adversely affected by current and future economic conditions, such a availability of financing, interests rates and other factors, including supply and demand, that are beyond our control.

U.S. and global credit and equity markets have undergone significant volatility and disruption over the last several years, making it difficult for many businesses to obtain financing on acceptable terms or at all. If these conditions continue or worsen, the cost of borrowings may increase and it may be more difficult to finance investment opportunities in the short term.

We are not aware of any other material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from the acquisition and operation of real estate and real estate related investments, other than those referred to herein.

Portfolio Summary —

	Location	Year Built	Leasable Square Feet	Percentage Occupied as of September 30, 2011	Annualized Revenues based on rents at September 30, 2011
Unconsolidated Affiliated Real Estate Entities:
Retail
Brownmill LLC (2 retail properties)	Old Bridge and Vauxhall, New Jersey	1962	156,002	88%	$2.7 million

Hospitality	Location	Year Built	Year to Date Available Rooms	Percentage Occupied for the Nine Months Ended September 30, 2011	Revenue per Available Room for the Nine Months Ended September 30, 2011
Wholly-Owned Hospitality Property:
Towne Place Suites	Harahan, Louisiana	2000	31,785	69%	$72
Unconsolidated Affiliated Hospitality Real Estate Entity:
LVP CP Boston, LLC	Danvers, Massachusetts	1978	70,665	47%	$46

Critical Accounting Policies and Estimates

There were no material changes during the three and nine months ended September 30, 2011 to our critical accounting policies as reported in our Annual Report on Form 10-K, for the year ended December 31, 2010.

Results of Operations

We commenced operations on October 1, 2009 upon the release of our offering proceeds from escrow.

For the Three Months Ended September 30, 2011 vs. September 30, 2010

Consolidated

	For the Three Months Ended September 30, 2011	For the Three Months Ended September 30, 2010	$ Change	% Change
Rental revenue	$656	$—	$656	*
Property operating expenses	369	—	369	*
Real estate taxes	32	—	32	*
General and administrative costs	246	234	12	5%
Depreciation and amortization	82	—	82	*
Total operating expenses	729	234	495	*
Operating income/(loss)	(73)	(234)	161	*

Operating loss

The increases in rental revenue, property operating expenses, real estate taxes and depreciation and amortization during the three months ended September 30, 2011 compared to the same period in 2010 are attributable to the operating results of the TownePlace Suites Hotel, which was acquired on January 19, 2011. The Company had no investment property with operating results for the three months ended September 30, 2010. The increase in general and administrative costs during the three months ended September 30, 2011 compared to the same period in 2010 is primarily attributable to higher legal fees.

Interest and other income, net

Interest and other income, net increased by $424 to $510 for the three months ended September 30, 2011 compared to $86 for the same period in 2010. The increase was primarily related to an increase in interest income of $429. Our interest income in the 2011 period was primarily attributable to interest payments on our mortgage loan receivable and our investments in marketable securities as compared to the 2010 period which was attributable to interest earned on our equity investment in HG CMBS Finance, LLC, which was sold in October 2010.

Income/(loss) from investments in unconsolidated affiliated entities

Our income/(loss) from investments in unconsolidated affiliated entities for the three months ended September 30, 2011 was $89 compared to a loss of $64 during the three months ended September 30, 2010. Our income from investments in unconsolidated affiliated entities in the 2011 period is attributable to our investments in (i) Brownmill (26.25% and 8.163% interests acquired effective April 1, 2010 and October 1, 2010, respectively), (ii) the CP Boston Joint Venture (20% interest acquired on March 21, 2011) and (iii) LVP Rego Park LLC (10% interest acquired on April 12, 2011), which we account for under the equity method of accounting. Our loss from investments in unconsolidated affiliated entities in the 2010 period is attributable to our investment in Brownmill.

Noncontrolling interests

The income allocated to noncontrolling interests relates to (i) the interest in the Operating Partnership held by our Sponsor and (ii) membership interests held by others in the TownePlace Suites Hotel, which was acquired on January 19, 2011.

For the Nine Months Ended September 30, 2011 vs. September 30, 2010

Consolidated

	For the Nine Months Ended September 30, 2011	For the Nine Months Ended September 30, 2010	$ Change	% Change
Rental revenue	$2,284	$—	$2,284	*
Property operating expenses	1,113	—	1,113	*
Real estate taxes	91	—	91	*
General and administrative costs	1,285	627	658	105%
Depreciation and amortization	219	—	219	*
Total operating expenses	2,708	627	2,081	*
Operating loss	(424)	(627)	203	*

Operating loss

The increases in rental revenue, property operating expenses, real estate taxes, and depreciation and amortization during the nine months ended September 30, 2011 compared to the same period in 2010 are attributable to the operating results of the TownePlace Suites Hotel, which was acquired on January 19, 2011. The Company had no investment property with operating results for the nine months ended September 30, 2010. The increase in general and administrative costs during the nine months ended September 30, 2011 compared to the same period in 2010 reflects higher (i) acquisition and transaction related fees of $283, (ii) accounting and legal fees of $266, and (iii) asset management fees of $114, partially offset by a net decrease in all other costs of $18.

Interest and other income, net

Interest and other income, net increased by $554 to $782 for the three months ended September 30, 2011 compared to $228 for the same period in 2010. The increase was primarily related to an increase in interest income of $551. Our interest income in the 2011 period was primarily attributable to interest payments on our mortgage loan receivable and our investment in marketable securities as compared to the 2010 period which was attributable to interest earned on our equity investment in HG CMBS Finance, LLC, which was sold in October 2010.

Loss from investments in unconsolidated affiliated entities

Our loss from investments in unconsolidated affiliated entities for the nine months ended September 30, 2011 was $270 compared to $116 during the nine months ended September 30, 2010. Our loss from investments in unconsolidated affiliated entities in the 2011 period are attributable to our investments in (i) Brownmill (26.25% and 8.163% interests acquired effective April 1, 2010 and October 1, 2010, respectively), (ii) the CP Boston Joint Venture (20% interest acquired on March 21, 2011) and (iii) LVP Rego Park LLC (10% interest acquired on April 12, 2011), which we account for under the equity method of accounting. Our loss from investments in unconsolidated affiliated entities in the 2010 period is attributable to our investment in Brownmill.

Noncontrolling interests

The income allocated to noncontrolling interests relates to (i) the interest in the Operating Partnership held by our Sponsor and (ii) membership interests held by others in the TownePlace Suites Hotel, which was acquired on January 19, 2011.

Financial Condition, Liquidity and Capital Resources

Overview:

For the nine months ended September 30, 2011, our primary source of funds was from $5.7 million proceeds from our Initial Public Offering, net of commissions and offering costs paid during the period. We are dependent upon the net proceeds to be received from our Initial Public Offering to conduct our proposed activities. The capital required to purchase real estate investments is expected to be obtained from our Initial Public Offering and from any indebtedness that we may incur in connection with the acquisition and operations of any real estate investments thereafter.

We intend to utilize leverage in acquiring our properties. The number of different properties we will acquire will be affected by numerous factors, including, the amount of funds available to us. When interest rates on mortgage loans are high or financing is otherwise unavailable on terms that are satisfactory to us, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time.

Our sources of funds in the future will primarily be the net proceeds of our Initial Public Offering and/or follow-on offerings, operating cash flows and borrowings. We currently believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, and we do not anticipate a need to raise funds from other than these sources within the next twelve months.

We currently have a margin loan of $3.6 million. We intend to limit our aggregate long-term permanent borrowings to 75% of the aggregate fair market value of all properties unless any excess borrowing is approved by a majority of the independent directors and is disclosed to our stockholders. Market conditions will dictate the overall leverage limit; as such our aggregate long-term permanent borrowings may be less than 75% of aggregate fair market value of all properties. We may also incur short-term indebtedness, having a maturity of two years or less.

Our charter provides that the aggregate amount of borrowing, both secured and unsecured, may not exceed 300% of net assets in the absence of a satisfactory showing that a higher level is appropriate, the approval of our board of directors and disclosure to stockholders. Net assets means our total assets, other than intangibles, at cost before deducting depreciation or other non-cash reserves less our total liabilities, calculated at least quarterly on a basis consistently applied. Any excess in borrowing over such 300% of net assets level must be approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report to stockholders, along with justification for such excess. Market conditions will dictate the overall leverage limit; as such our aggregate borrowings may be less than 300% of net assets.

Borrowings may consist of single-property mortgages as well as mortgages cross-collateralized by a pool of properties. Such mortgages may be put in place either at the time we acquire a property or subsequent to our purchasing a property for cash. In addition, we may acquire properties that are subject to existing indebtedness where we choose to assume the existing mortgages. Generally, though not exclusively, we intend to seek to encumber our properties with debt, which will be on a non-recourse basis. This means that a lender’s rights on default will generally be limited to foreclosing on the property. However, we may, at our discretion, secure recourse financing or provide a guarantee to lenders if we believe this may result in more favorable terms. When we give a guaranty for a property owning entity, we will be responsible to the lender for the satisfaction of the indebtedness if it is not paid by the property owning entity.

In general the type of financing executed by us to a large extent will be dictated by the nature of the investment and current market conditions. For long-term real estate investments, it is our intent to finance the acquisition using long-term fixed rate debt. However there may certain types of investments and market circumstances which may result in variable rate debt being the more appropriate choice of financing. To the extent floating rate debt is used to finance the purchase of real estate, management will evaluate a number of protections against significant increases in interest rates, including the purchase of interest rate caps instruments.

We may also obtain lines of credit to be used to acquire properties. These lines of credit will be at prevailing market terms and will be repaid from offering proceeds, proceeds from the sale or refinancing of properties, working capital or permanent financing. Our Sponsor or its affiliates may guarantee the lines of credit although they will not be obligated to do so. We may draw upon the lines of credit to acquire properties pending our receipt of proceeds from our initial public offering. We expect that such properties may be purchased by our Sponsor’s affiliates on our behalf, in our name, in order to minimize the imposition of a transfer tax upon a transfer of such properties to us.

Additionally, in order to leverage our investments in marketable securities and seek a higher rate of return, we borrowed using a margin loan collateralized by the securities held with the financial institution that provided the margin loan. This loan is due on demand and will be paid upon the liquidation of securities.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Advisor, our Dealer Manager, and our Property Manager during the various phases of our organization and operation. During our organizational and offering stage, these payments include payments to our Dealer Manager for selling commissions and the dealer manager fee, and payments to our Advisor for the reimbursement of organizational and offering costs. During the acquisition and development stage, these payments will include asset acquisition fees and asset management fees, and the reimbursement of acquisition related expenses to our Advisor. During the operational stage, we will pay our Property Manager a property management fee and our Advisor an asset management fee. We will also reimburse our Advisor and its affiliates for actual expenses it incurs for administrative and other services provided to us. Additionally, the Operating Partnership may be required to make distributions to Lightstone SLP II LLC, an affiliate of the Advisor.

The following table represents the fees incurred associated with the payments to our Advisor and our Property Manager:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Acquisition fees	$—	$—	$141	$75
Asset management fees	71	4	194	12
Total	$71	$4	$335	$87

In addition, total selling commissions and dealer fees incurred during the three and nine months ended September 30, 2011 were $219 and $693, respectively, and $598 and $2,258 for the three and nine months ended September 30, 2010, respectively.

Summary of Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below:

	For the Nine Months Ended September 30,
	2011	2010
Cash flows provided by/(used in) operating activities	$1,095	$(1,162)
Cash flows used in investing activities	(20,551)	(7,346)
Cash flows provided by financing activities	5,687	13,953
Net change in cash and cash equivalents	(13,769)	5,445
Cash and cash equivalents, beginning of the period	18,177	8,596
Cash and cash equivalents, end of the period	$4,408	$14,041

Our principal source of cash flow was derived from the net offering proceeds received. In the future, we intend to acquire properties which will provide a relatively consistent stream of cash flow that provides us with resources to fund operating expenses, debt service and quarterly distributions.

Our principal demands for liquidity currently are acquisition and development activities as well as costs associated with our public offerings. The principal sources of funding for our operations are currently the issuance of equity securities.

Operating activities

The net cash provided by operating activities during the 2011 period primarily related to our net income of $0.1 million, non cash expenses of $0.5 million and the net changes in assets and liabilities of approximately $0.5 million.

Investing activities

The net cash used in investing activities during the 2011 period reflects our purchase of a TownePlace Suites Hotel for approximately $12.3 million, our purchases of a 20% and 10% ownership interests in CP Boston Joint Venture for $2.1 million and the Rego Park Joint Venture for $1.5 million, respectively, and our purchases of $4.3 million of marketable securities.

Financing activities

The net cash provided by financing activities during the 2011 period primarily consists of proceeds from the issuance of our common stock of $7.4 million, and a contribution from non-controlling interests of approximately $0.9 million partially offset by the payment of selling commissions, dealer manager fees and other offering costs of $1.4 million and distributions to common stockholders of $0.9 million.

CP Boston Property Improvements

The CP Boston Property was purchased “as is” and it is currently expected that approximately $13.0 million, of which our share is approximately $2.6 million, of additional renovations and improvements will be funded proportionately by the owners of CP Boston Joint Venture over the next twelve months.

We believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, and we do not anticipate a need to raise funds from other than these sources within the next twelve months.

Contractual Obligations

None

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which the Company believes to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to the Company’s net income or loss as determined under GAAP.

The Company defines FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. The Company’s FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. The Company believes that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Additionally, the Company believes it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of the Company’s operations, it could be difficult to recover any impairment charges.

Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, the Company believes that the use of FFO, which excludes the impact of real estate related depreciation and amortization and impairments, provides a more complete understanding of the Company’s performance to investors and to management, and when compared year over year, reflects the impact on the Company’s operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the operating performance of the Company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses.

Management believes these fees and expenses do not affect the Company’s overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, the Company believes that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. As disclosed in the prospectus, the Company will use the proceeds raised in the offering to acquire properties, and intends to begin the process of achieving a liquidity event (i.e., listing of its common stock on a national exchange, a merger or sale of the Company or another similar transaction) within three to five years of the completion of the offering. Thus, the Company will not continuously purchase assets and will have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which the Company believes to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to the Company’s net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate with a limited life and targeted exit strategy, as currently intended. The Company believes that, because MFFO excludes costs that the Company considers more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect the Company’s operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of the Company’s operating performance after the period in which the Company is acquiring its properties and once the Company’s portfolio is in place. By providing MFFO, the Company believes it is presenting useful information that assists investors and analysts to better assess the sustainability of the Company’s operating performance after the Company’s offering has been completed and the Company’s properties have been acquired. The Company also believes that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, the Company believes MFFO is useful in comparing the sustainability of the Company’s operating performance after the Company’s offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of the Company’s operating performance after the Company’s offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on the Company’s operating performance during the periods in which properties are acquired.

The Company defines MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While the Company is responsible for managing interest rate, hedge and foreign exchange risk, it does retain an outside consultant to review all its hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of the Company’s operations, the Company believes it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

The Company’s MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, the Company excludes acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by the Company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the Company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, the Company views fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.

The Company’s management uses MFFO and the adjustments used to calculate it in order to evaluate the Company’s performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate in this manner. The Company believes that its use of MFFO and the adjustments used to calculate it allow the Company to present its performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisitions costs are funded from the proceeds of the Company’s offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to the Company’s current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, the Company believes MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of the Company’s performance, as an alternative to cash flows from operations as an indication of its liquidity, or indicative of funds available to fund its cash needs including its ability to make distributions to its stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of the Company’s performance. MFFO has limitations as a performance measure in an offering such as the Company's where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO or MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that the Company uses to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and the Company would have to adjust its calculation and characterization of FFO or MFFO.

The below table illustrates the items deducted in the calculation of FFO and MFFO.

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net income/(loss)	$526	$(212)	$88	$(515)
FFO adjustments:
Depreciation and amortization of real estate assets	82	—	219	—
Adjustments to equity in earnings from unconsolidated entities, net	134	119	437	232
FFO	742	(93)	744	(283)
MFFO adjustments:
Other adjustments:
Acquisition and other transaction related costs expensed	—	124	499	213
Adjustments to equity in earnings from unconsolidated entities, net	(54)	—	133	(22)
MFFO	$688	$31	$1,376	$(92)
Net income/(loss)	$526	$(212)	$88	$(515)
Less: income attributable to noncontrolling interests	(2)	—	(16)	—
Net income/(loss) applicable to company’s common shares	$524	$(212)	$72	$(515)
Net income/(loss) per common share, basic and diluted	$0.13	$(0.07)	$0.02	$(0.23)
FFO	$742	$(93)	$744	$(283)
Less: FFO attributable to noncontrolling interests	(13)	—	(33)	—
FFO attributable to company’s common shares	$729	$(93)	$711	$(283)
FFO per common share, basic and diluted	$0.18	$(0.03)	$0.18	$(0.12)
MFFO	$688	$31	$1,376	$(92)
Less: MFFO attributable to noncontrolling interests	(13)	—	(54)	—
MFFO attributable to company’s common shares	$675	$31	$1,322	$(92)
Weighted average number of common shares outstanding, basic and diluted	4,107	2,899	3,844	2,276

The table below presents our cumulative distributions paid and cumulative FFO:

For the period April, 28, 2008 (date of inception) through September 30, 2011
FFO	$71
Distributions	$3,678

Sources of Distributions

The amount of distributions paid to our stockholders in the future will be determined by our Board and is dependent on a number of factors, including funds available for payment of dividends, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code.

The following table provides a summary of the quarterly distributions declared for the three and nine months ended September 30, 2011. We used proceeds from our offering of common stock to fund the cash portion of our distributions.

	Year to Date September 30, 2011	Quarter ended September 30, 2011	Quarter ended June 30, 2011	Quarter ended March 31, 2011
Distribution period:		Q3 2011	Q2 2011	Q1 2011
Date distribution declared		August 13, 2011	May 13, 2011	March 4, 2011
Date distribution paid		October 15, 2011	July 15, 2011	April 15, 2011
Distributions Paid	$956	$347	$319	$290
Distributions Reinvested	933	327	319	287
Total Distributions	$1,889	$674	$638	$577

The following table provides a summary of the quarterly distributions declared for the three and nine months ended September 30, 2010. We used proceeds from our offering of common stock to fund the cash portion of our distributions.

	Year to Date September 30, 2010	Quarter ended September 30, 2010	Quarter ended June 30, 2010	Quarter ended March 31, 2010
Distribution period:		Q3 2010	Q2 2010	Q1 2010
Date distribution declared		September 16, 2010	July 9, 2010	March 23, 2010
Date distribution paid		October 29, 2010	July 15, 2010	April 15, 2010
Distributions Paid	$555	$240	$193	$122
Distributions Reinvested	532	231	175	126
Total Distributions	$1,087	$471	$368	$248

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our consolidated balance sheet, and is calculated as (1) total book value of our assets (2) minus total liabilities, (3) divided by the total number of shares of common stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated fair value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including commissions, dealer manager fees and other offering costs. As of September 30, 2011, our net tangible book value per share was $7.33. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at September 30, 2011 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

New Accounting Pronouncements

See Note 2 to the Notes to Consolidated Financial Statements for further information of certain accounting standards that have been adopted during 2011 and certain accounting standards that we have not yet been required to implement and may be applicable to our future operations.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations and cash flows, or do not apply to its operations.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per share data)

	September 30, 2011	December 31, 2010
	(Unaudited)
Assets
Investment property, at cost	$11,716	$—
Less accumulated depreciation	(198)	—
Net investment property	11,518	—
Investments in unconsolidated affiliated entities	6,661	3,135
Cash and cash equivalents	4,408	18,177
Marketable securities, available for sale	5,410	—
Restricted escrow	388	1,053
Mortgage loan receivable, net	7,029	7,089
Prepaid expenses and other assets	962	81
Total Assets	$36,376	$29,535
Liabilities and Stockholders’ Equity
Accounts payable and other accrued expenses	$1,056	$687
Margin loan	3,573	—
Due to sponsor	71	84
Distributions payable	674	543
Total liabilities	5,374	1,314
Commitments and contingencies (Note 13)
Stockholders’ Equity:
Company’s stockholders’ equity:
Preferred shares, $0.01 par value, 10,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 100,000 shares authorized, 4,227 and 3,467 shares issued and outstanding in 2011 and 2010, respectively	42	35
Additional paid-in-capital	33,925	28,067
Subscription receivable	(27)	(366)
Accumulated other comprehensive loss	(2,505)	—
Accumulated distributions in excess of net earnings	(4,640)	(2,817)
Total Company stockholders’ equity	26,795	24,919
Noncontrolling interests	4,207	3,302
Total Stockholders’ Equity	31,002	28,221
Total Liabilities and Stockholders’ Equity	$36,376	$29,535

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data) (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Rental revenue	$656	$—	$2,284	$—
Expenses:
Property operating expenses	369	—	1,113	—
Real estate taxes	32	—	91	—
General and administrative costs	246	234	1,285	627
Depreciation and amortization	82	—	219	—
Total operating expenses	729	234	2,708	627
Operating loss	(73)	(234)	(424)	(627)
Interest and other income, net	510	86	782	228
Income/(loss) from investments in unconsolidated affiliated entities	89	(64)	(270)	(116)
Net income/(loss)	526	(212)	88	(515)
Less: net income attributable to noncontrolling interests	(9)	—	(22)	—
Net income/(loss) attributable to Company’s common shares	$517	$(212)	$66	$(515)
Net income/(loss) per Company’s common share, basic and diluted	$0.13	$(0.07)	$0.02	$(0.23)
Weighted average number of common shares outstanding, basic and diluted	4,107	2,899	3,844	2,276

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPRESHENSIVE LOSS
(Amounts in thousands) (Unaudited)

	Common Shares		Additional Paid-In Capital	Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Distributions in Excess of Net Earnings	Total Company Stockholders’ Equity	Total Noncontrolling Interests
	Common Shares	Amount							Total Equity
BALANCE, December 31, 2010	3,467	$35	$28,067	$(366)	$—	$(2,817)	$24,919	$3,302	$28,221
Comprehensive loss:
Net income	—	—	—	—	—	66	66	22	88
Unrealized loss on available for sale securities	—	—	—	—	(2,505)	—	(2,505)		(2,505)
Total comprehensive loss									(2,417)
Distributions paid to noncontrolling interests	—	—	—	—	—	—	—	(14)	(14)
Distributions declared	—	—	—	—	—	(1,889)	(1,889)	—	(1,889)
Contribution by noncontrolling interest	—	—	—	—	—	—	—	897	897
Proceeds from offering	709	7	7,068	339	—	—	7,414	—	7,414
Selling commissions and dealer manager fees	—	—	(693)	—	—	—	(693)	—	(693)
Other offering costs	—	—	(1,018)	—	—	—	(1,018)	—	(1,018)
Redemption and cancellation of shares	(41)	(1)	(373)	—	—	—	(374)	—	(374)
Shares issued from distribution reinvestment program	92	1	874	—	—	—	875	—	875
BALANCE, September 30, 2011	4,227	$42	$33,925	$(27)	$(2,505)	$(4,640)	$26,795	$4,207	$31,002

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands) (Unaudited)

	For the Nine Months Ended September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$88	$(515)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Equity in loss from investments in unconsolidated affiliated entities	270	116
Depreciation and amortization	219	—
Changes in assets and liabilities:
Decrease/(increase) in restricted escrow	657	(540)
Increase in prepaid expenses and other assets	(146)	(232)
Increase/(decrease) in accounts payable and other accrued expenses	20	(55)
(Decrease)/increase in due to sponsor	(13)	64
Net cash provided by/(used in) operating activities	1,095	(1,162)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment property, net	(12,473)	—
Purchase of marketable securities	(4,342)	—
Purchase of investments in unconsolidated affiliated entities	(3,796)	—
Collections on mortgage loan receivable	60	511
Purchase of mortgage loan receivable	—	(7,857)
Net cash used in investing activities	(20,551)	(7,346)
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in due from sponsor	—	25
Proceeds from issuance of common stock	7,414	18,827
Payment of commissions and offering costs	(1,353)	(4,500)
Contribution of non-controlling interests	897	—
Redemption and cancellation of common shares	(374)	—
Distributions to noncontrolling interests	(14)	—
Distributions to common stockholders	(883)	(399)
Net cash provided by financing activities	5,687	13,953
Net change in cash and cash equivalents	(13,769)	5,445
Cash and cash equivalents, beginning of period	18,177	8,596
Cash and cash equivalents, end of period	$4,408	$14,041
Supplemental disclosure of cash flow information:
Distributions declared	$1,889	$1,087
Marketable securities purchased with Margin Loan, net	3,573	—
Value of shares issued from distribution reinvestment program	$875	$372
Commissions and other offering costs accrued but not paid	$482	$925
Subscription receivable	$(339)	$90
Investment in real estate entity in exchange for issuance of subordinated profit interests	$—	$2,500
Restricted escrow deposits and related liability initially established related to acquisition of mortgage loan receivable	$—	$338

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

1. Organization

Lightstone Value Plus Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”) was formed on April 28, 2008. The Company was formed primarily for the purpose of engaging in the business of investing in and owning commercial and residential real estate properties located throughout North America, as well as real estate-related securities, such as collateralized debt obligations, commercial mortgage-backed securities and mortgage and mezzanine loans secured, directly or indirectly, by the same types of properties which it may acquire directly.

The Company is structured as an umbrella partnership real estate investment trust, or UPREIT, and substantially all of the Company’s current and future business is and will be conducted through Lightstone Value Plus REIT II LP, a Delaware limited partnership formed on April 30, 2008 (the “Operating Partnership”).

The Company is offering to sell a maximum of 51,000,000 shares of common stock, at a price of $10 per share (exclusive of 6.5 million shares available pursuant to the Company’s distribution reinvestment plan (the “DRIP”), 75,000 shares that are reserved for issuance under the Company’s stock option plan and 255,000 shares reserved for issuance under the Company’s Employee and Director Incentive Restricted Share Plan). The Company’s Registration Statement on Form S-11 was declared effective under the Securities Act of 1933 on February 17, 2009, and on April 24, 2009 the Company commenced its initial public offering of common stock (the “Initial Public Offering”). The Initial Public Offering was originally set to expire on February 17, 2011. However, as permitted under Rule 415 of the Securities Act of 1933, on December 13, 2010, the Company’s Board of Directors approved an extension of the offering of up to 51,000,000 primary shares and up to 6,500,000 shares pursuant to its DRIP until the earlier of (i) the sale of all 57,500,000 shares or (ii) February 17, 2012. The Company also reserves the right to reallocate the shares of common stock registered in its Initial Public Offering between the primary offering and the DRIP.

Effective July 8, 2011, ICON Securities Corp. (“ICON Securities”) became the dealer manager of the Company’s primary offering pursuant to an Assignment and Amendment of Dealer Manager Agreement (the “Assignment and Amendment”). Pursuant to the Assignment and Amendment, ICON Securities was assigned the Dealer Manager Agreement between Lightstone Securities LLC (“Lightstone Securities”) and the Company dated February 17, 2009 and assumes all of Lightstone Securities’ rights and obligations thereunder from and after the effective date of the Assignment and Amendment. Prior to July 8, 2011, Lightstone Securities served as the dealer manager for the Company’s primary offering. All further references to the dealer manager will be deemed to refer to either Lightstone Securities or ICON Securities during the respective period of time that each was serving in such capacity. As of July 8, 2011, upon the effectiveness of the Assignment and Amendment, the Wholesaling Agreement between the Company, Lightstone Securities LLC and ICON Securities, dated as of November 11, 2010 was terminated.

Our Sponsor and ICON Capital Corp. (“ICON Capital”), an affiliate of ICON Securities, have entered into a joint venture with respect to its management. Pursuant to the joint venture, ICON Capital has been admitted as a member to Lightstone Value Plus REIT II, LLC (the “Advisor”), the advisor to the Company, and Lightstone SLP II LLC, the holder of the subordinated profits interests in the Operating Partnership, which is majority owned by the Sponsor.

The Company issued 20,000 shares to the Advisor on May 20, 2008, for $10 per share. In addition, as of September 30, 2009, the Company had reached its minimum offering by receiving subscriptions of its common shares, representing gross offering proceeds of approximately $6.5 million, and effective October 1, 2009 investors were admitted as stockholders and the Operating Partnership commenced operations. Through September 30, 2011, cumulative gross offering proceeds of $40.9 million were released to the Company. The Company invested the proceeds from this sale and proceeds from the Advisor in the Operating Partnership, and as a result, held a 99.99% general partnership interest at September 30, 2011 in the Operating Partnership’s common units.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

1. Organization  – (continued)

The Company’s stock is not currently listed on a national securities exchange. The Company may seek to list its stock for trading on a national securities exchange only if a majority of its independent directors believe listing would be in the best interest of its stockholders. The Company does not intend to list its shares at this time. The Company does not anticipate that there would be any market for its common stock until its shares are listing for trading. In the event the Company does not obtain listing prior to the tenth anniversary of the completion or termination of its Initial Public Offering, its charter requires that the Board of Directors must either (i) seek stockholder approval of an extension or amendment of this listing deadline; or (ii) seek stockholder approval to adopt a plan of liquidation of the corporation.

Noncontrolling Interests — Partners of Operating Partnership

On May 20, 2008, the Advisor contributed $2 to the Operating Partnership in exchange for 200 limited partner units in the Operating Partnership. The limited partner has the right to convert operating partnership units into cash or, at the option of the Company, an equal number of common shares of the Company, as allowed by the limited partnership agreement.

Lightstone SLP II LLC, which is majority owned and controlled by its Sponsor will purchase subordinated general partner participation units (“subordinated profits interests”) in the Operating Partnership at a cost of $100,000 per unit for each $1.0 million in subscriptions up to ten percent of its primary offering proceeds on a semi-annual basis. Lightstone SLP II LLC may elect to purchase the subordinated profits interests with either cash or an interest in real property of equivalent value. The proceeds received from the cash sale of the subordinated profits interests, if any, will be used to offset payments made by the Company from offering proceeds to pay the dealer manager fees, selling commissions and other offering costs. In order to fulfill its semi-annual commitment to purchase subordinated profits interests during the first half of 2011, Lightstone SLP II LLC purchased 2 subordinated profit interests for $0.2 million during the second quarter. In order to fulfill its commitment to purchase subordinated profits interests during 2010, on June 30, 2010 and December 29, 2010, Lightstone SLP II LLC purchased 25 and 8 subordinated profits interests, respectively, valued at $2.5 million and $0.8 million, respectively, by contributing a 26.25% interest and an 8.163% interest in Brownmill LLC (see Note 3 for further discussion regarding Brownmill LLC).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Operating Partnership and its subsidiaries (over which the Company exercises financial and operating control). As of September 30, 2011, the Company had a 99.99% general partnership interest in the common units of the Operating Partnership. All inter-company balances and transactions have been eliminated in consolidation.

The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the audited Consolidated Financial Statements of the Company and related notes as contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The unaudited interim financial statements include all adjustments (consisting only of normal recurring adjustments) and accruals necessary in the judgment of management for a fair statement of the results for the periods presented. The accompanying unaudited consolidated financial statements of Lightstone Value Plus Real Estate Investment Trust II, Inc. and its Subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The unaudited consolidated statements of operations for interim periods are not necessarily indicative of results for the full year or any other period.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

2. Summary of Significant Accounting Policies  – (continued)

Marketable Securities

Marketable securities may consist of equity and debt securities that are designated as available-for-sale and are recorded at fair value. Unrealized holding gains or losses are reported as a component of accumulated other comprehensive income (loss). Realized gains or losses resulting from the sale of these securities are determined based on the specific identification of the securities sold. An impairment charge is recognized when the decline in the fair value of a security below the amortized cost basis is determined to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the duration and severity of any decline in fair value below our amortized cost basis, any adverse changes in the financial condition of the issuers’ and its intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board issued amended guidance for presenting comprehensive income, which will be effective for the Company beginning January 1, 2012. The amended guidance eliminates the option to present other comprehensive income and its components in the statement of stockholders’ equity. The Company may elect to present the items of net income and other comprehensive income in a single continuous statement of comprehensive income or in two separate, but consecutive, statements. Under either method the statement would need to be presented with equal prominence as the other primary financial statements. The Company does not expect the adoption of the amended guidance to have a significant impact on its consolidated financial statements.

In May 2011, the FASB issued amended guidance for measuring fair value and required disclosure information about such measures, which will be effective for the Company beginning January 1, 2012, and applied prospectively. The amended guidance requires an entity to disclose all transfers between Level 1 and Level 2 of the fair value hierarchy as well as provide quantitative and qualitative disclosures related to Level 3 fair value measurements. Additionally, the amended guidance requires an entity to disclose the fair value hierarchy level which was used to determine the fair value of financial instruments that are not measured at fair value, but for which fair value information must be disclosed. The Company does not expect the adoption of the amended guidance to have a significant impact on its consolidated financial statements.

In December 2010, the Financial Accounting Standards Board (“FASB”) issued guidance requiring disclosure of pro forma information for business combinations that occurred in the current reporting period. The required disclosures include pro forma revenue and earnings of the combined entity as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the comparable prior annual reporting period. The guidance is effective prospectively for business combinations in which the acquisition date is on or after the first day of the annual period beginning on or after December 15, 2010. The adoption of this guidance had no impact on the consolidated financial statements but could result in the Company providing additional annual pro forma disclosures for significant business combinations that occur subsequent to December 31, 2010, if applicable.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its consolidated financial position, results of operations and cash flows, or do not apply to its operations.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

3. Investments in Unconsolidated Affiliated Entities

The entities listed below are partially owned by the Company. The Company accounts for these investments under the equity method of accounting as the Company exercises significant influence, but does not control these entities. A summary of the Company’s investments in unconsolidated affiliated entities is as follows:

			As of
Entity	Date of Ownership	Ownership %	September 30, 2011	December 31, 2010
Brownmill LLC (“Brownmill”)	Various 2010	34.413%	$3,041	$3,135
LVP CP Boston, LLC (“CP Boston Joint Venture”)	March 21, 2011	20.000%	1,987	—
LVP Rego Park, LLC (“Rego Park Joint Venture”)	April 12, 2011	10.000%	1,633	—
Total investments in unconsolidated affiliated entities			$6,661	$3,135

Brownmill

On June 30, 2010 and December 29, 2010, the Company’s Sponsor contributed a 26.25% membership and an 8.163% membership interest, respectively, in Brownmill, to its Operating Partnership, in order to satisfy its obligation to purchase subordinated profit interests effective as of April 1, 2010 and October 1, 2010, respectively. Our 34.413% aggregate interest in Brownmill is a non-managing interest. An affiliate of the Company’s Sponsor is the majority owner and manager of Brownmill. Profit and cash distributions are allocated in accordance with each investor’s ownership percentage. The Company accounts for its investment in Brownmill in accordance with the equity method of accounting. The Company commenced allocating its portion of profit and cash distributions (i) beginning as of April 1, 2010 with respect to the initial membership interest of 26.25% and (ii) beginning October 1, 2010 with respect to the additional membership interest of 8.163%. Because the Company recorded its investment in Brownmill in accordance with the equity method of accounting, its portion of Brownmill’s total indebtedness is not included in the investment. In connection with the contributions of the interests in Brownmill, the Company did not incur any transactions fees. The capitalization rate for the Brownmill contributions during 2010 was 7.3%. The Company calculates the capitalization rate for real property by dividing the net operating income of the property by the purchase price of the property, excluding costs. For purposes of this calculation, net operating income is determined using the projected or budgeted net operating income of the property based upon then-current projections. Additionally, net operating income is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation and amortization.

Brownmill Financial Information

The Company’s carrying value of its interest in Brownmill differs from its share of member’s equity reported in the condensed balance sheet of Brownmill due to the Company’s basis of its investment in excess of the historical net book value of Brownmill. The Company’s additional basis allocated to depreciable assets is being recognized on a straight-line basis over the lives of the appropriate assets.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

3. Investments in Unconsolidated Affiliated Entities  – (continued)

The following table represents the unaudited condensed income statement for Brownmill for the period indicated:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30, 2011	For the Period April 1 through September 30 2010
	2011	2010
Revenue	$922	$888	$2,860	$1,788
Property operating expenses	390	368	1,151	730
Depreciation and amortization	213	220	610	437
Operating income	319	300	1,099	621
Interest expense and other, net	(295)	(311)	(878)	(615)
Net income/(loss)	24	(11)	221	6
Company’s share of net income/(loss)	$7	$(3)	$74	$2
Additional depreciation and amortization expense(1)	(32)	(61)	(169)	(118)
Company’s loss from investment	$(25)	$(64)	$(95)	$(116)

1)	Additional depreciation and amortization expense relates to the amortization of the difference between the cost of the Company’s investment in Brownmill and the amount of the underlying equity in net assets of Brownmill.

The following table represents the condensed balance sheet for Brownmill:that’s

	As of September 30, 2011	As of December 31, 2010
Investment property, at cost (net)	$17,565	$17,997
Cash and restricted cash	767	559
Other assets	1,602	1,815
Total assets	$19,934	$20,371
Mortgage payable	$21,695	$22,001
Other liabilities	481	833
Members’ deficiency	(2,242)	(2,463)
Total liabilities and members’ deficiency	$19,934	$20,371

CP Boston Joint Venture

On February 17, 2011, the Company’s Sponsor and Advisor, the Lightstone Group (the “Buyer”), made a successful auction bid to acquire a 366-room, eight-story, full-service hotel (the “Hotel”) and a 65,000 square foot water park (the “Water Park”), collectively, the “CP Boston Property”, located at 50 Ferncroft Road, Danvers, Massachusetts (part of the Boston “Metropolitan Statistical Area”) from WPH Boston, LLC (the “Seller”) for an aggregate purchase price of approximately $10.1 million, excluding closing and other related transaction costs. Pursuant to the terms of the Agreement of Purchase and Sale and Joint Escrow Instructions (the “PSA”) dated February 17, 2011, between the Buyer and the Seller, the Buyer made an earnest money deposit of approximately $1.0 million on February 18, 2011 representing 10% of the aggregate purchase price.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

3. Investments in Unconsolidated Affiliated Entities  – (continued)

On March 4, 2011, the Buyer offered the Company and its other sponsored public program, the Lightstone Value Plus Real Estate Investment Trust, Inc. (“Lightstone REIT I”), through their respective operating partnerships, the opportunity to purchase, at cost, which approximates fair value, joint venture ownership interests in LVP CP Boston Holdings, LLC (“the CP Boston Joint Venture”) which was to acquire the CP Boston Property through LVP CP Boston, LLC (“LVP CP Boston”), a wholly owned subsidiary, subject to the Buyer obtaining the Seller’s consent which was obtained on March 21, 2011. The Company’s Board of Directors and Lightstone REIT I’s Board of Directors approved 20% and 80% participations, respectively, in the CP Boston Joint Venture.

On March 21, 2011, the CP Boston Joint Venture closed on the acquisition of the CP Boston Property and the Company’s share of the aggregate purchase price was approximately $2.0 million. Additionally, in connection with the acquisition, the Company’s Advisor received an acquisition fee equal to 0.95% of the acquisition price, or approximately $19. The Company’s portion of the acquisition was funded with cash proceeds from the sale of its common stock. During the second quarter, management of the CP Boston Property decided to rebrand the hotel property and incurred a franchise cancellation fee of approximately $1.2 million (of which approximately $240 is the Company’s proportionate share and is included in loss from investments in unconsolidated affiliated entities).

The CP Boston Joint Venture established a taxable subsidiary, LVP CP Boston Holding Corp., which has entered into an operating lease agreement for the CP Boston Property.

The Seller was not affiliated with the Company or its affiliates.

The capitalization rate for the acquisition of the CP Boston Property during 2011 was 9.0%. The Company calculates the capitalization rate for real property by dividing the net operating income of the property by the purchase price of the property, excluding costs. For purposes of this calculation, net operating income is determined using the projected or budgeted net operating income of the property based upon then-current projections. Additionally, net operating income is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation and amortization.

Our interest in the CP Boston Joint Venture is a non-managing interest. All distributions from the CP Boston Joint Venture will be made on a pro rata basis in proportion to each member’s equity interest percentage. The Company accounts for its ownership interest in the CP Boston Joint Venture in accordance with the equity method of accounting. The Company commenced allocating its portion of profit and cash distributions beginning as of March 21, 2011 with respect to its membership interest of 20%. During the period, the Company made additional capital contributions of the CP Boston Joint Venture of $0.2 million.

CP Boston Joint Venture Financial Information

The allocation of purchase price by the CP Boston Joint Venture is based upon certain preliminary valuations and other analyses that have not been completed as of the date of this filing. Any changes in the estimated fair values of the net assets recorded for these acquisitions prior to the finalization of more detailed analyses will change the allocation of the purchase price. As such, the purchase price allocations for this transaction are preliminary estimates, which are subject to change within the measurement period. Any subsequent changes to the purchase price allocations that are material will be adjusted retroactively. There was no contingent consideration related to this acquisition.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

3. Investments in Unconsolidated Affiliated Entities  – (continued)

The following table represents the unaudited condensed income statement for the CP Boston Joint Venture for the period indicated (based on a preliminary estimate of the purchase price allocation):

	Three Months Ended September 30, 2011	For the Period March 21, 2011 through September 30, 2011
Revenue	$3,604	$7,819
Property operating expenses	3,259	7,742
Franchise cancellation expense	—	1,234
Depreciation and amortization	144	288
Operating income/(loss)	201	(1,445)
Other expense	8	6
Net income/(loss)	$209	$(1,439)
Company’s share of net income/(loss)	$42	$(288)

The following table represents the unaudited condensed balance sheet for CP Boston Joint Venture (based on a preliminary estimate of the purchase price allocation):

As of September 30, 2011
Investment property, at cost (net)	$8,582
Intangible assets	1,433
Cash and restricted cash	1,446
Other assets	929
Total assets	$12,390
Other liabilities	2,579
Members’ capital	9,811
Total liabilities and members’ capital	$12,390

Rego Park Joint Venture

On April 12, 2011, LVP Rego Park, LLC, (“the Rego Park Joint Venture”) a joint venture in which the Company and Lightstone REIT I have 10% and 90%, ownership interests, respectively, acquired a $19.5 million, nonrecourse second mortgage note (the “Second Mortgage Loan”) for approximately $15.1 million from Kelmar Company, LLC (the “Seller”), an unaffiliated third party. The purchase price reflects a discount of approximately $4.4 million to the outstanding principal balance. The Company’s share of the aggregate purchase price was approximately $1.5 million. The Company accounts for its investment in the Rego Park Joint Venture in accordance with the equity method of accounting. Additionally, in connection with the purchase, the Company’s Advisor received an acquisition fee equal to 0.95% of its portion of the acquisition price, or approximately $14. The Company’s portion of the acquisition was funded with cash.

The Second Mortgage Loan was originated by the Seller in May 2008 with an original principal balance of $19.5 million, is due May 31, 2013 and is collateralized by a 417 unit apartment complex located in Queens, New York. The Second Mortgage Loan bears interest at a fixed rate of 5.0% per annum with monthly interest only payments of approximately $0.1 million through maturity. The Second Mortgage Loan is current with respect to debt service payments. The Rego Park Joint Venture is amortizing the discount using the effective interest rate method through maturity.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

3. Investments in Unconsolidated Affiliated Entities  – (continued)

Rego Park Joint Venture Financial Information

The following table represents the unaudited condensed income statement for the Rego Park Joint Venture for the period indicated:

	Three Months Ended September 30, 2011	For the Period April 12, 2011 through September 30, 2011
Operating expenses	$—	202
Operating loss	—	(202)
Interest income	717	1,329
Net income	$717	$1,127
Company’s share of net income	$72	$113

The following table represents the unaudited condensed balance sheet for Rego Park Joint Venture:

As of September 30, 2011
Cash and restricted cash	$412
Mortgage note receivable, net	15,765
Total assets	$16,177
Members’ capital	16,177
Total liabilities and members’ capital	$16,177

4. Investment Property

All of the Company’s investment property resulted from the TownePlace Suites Hotel acquisition on January 19, 2011. The Company had no investment property as of December 31, 2010. Investment property consists of the following:

As of September 30, 2011
Land	$2,143
Buildings and improvements	9,040
Total land, buildings and improvements	11,183
Furniture, fixtures and equipment	533
Investment property at cost	11,716
Less – Accumulated depreciation	198
Investment property at cost, net	$11,518
Construction in progress included above	$423

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

5. Marketable Securities and Fair Value Measurements

Marketable Securities:

The following is a summary of the Company’s available for sale securities as of the dates indicated:

	As of September 30, 2011
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity Securities	$7,915	$—	$(2,505)	$5,410

Since the Company purchased all of it equity securities on or after July 1, 2011, all of the equity securities with unrealized losses as of September 30, 2011 were in a loss position for less than 12 months. The Company has not sold nor otherwise disposed of any of its marketable securities during this period.

The Company has access to a margin loan from a financial institution that holds custody of certain of the Company’s marketable securities. The margin loan is collateralized by the marketable securities in the Company’s account. The amounts available to the Company under the margin loan are at the discretion of the financial institution and not limited to the amount of collateral in its account. The amount outstanding under this margin loan is $3.6 million at September 30, 2011 and is due on demand. The margin loan bears interest at libor + 0.85% (1.08% at September 30, 2011) and interest expense on the margin loan was $9 for both the three and nine months ended September 30, 2011.

The Company considers the declines in market value of its investment portfolio to be temporary in nature. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s amortized cost basis. As of September 30, 2011 and December 31, 2010, the Company did not recognize any impairment charges. As of September 30, 2011, the Company does not consider any of its investments to be other-than-temporarily impaired.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.
•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of September 30, 2011 all of the Company’s equity securities were classified as Level 1 assets. The Company did not have any other significant financial assets or liabilities, which would require revised valuations that are recognized at fair value.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

6. Mortgage Loan Receivable and Restricted Escrow

On June 29, 2010, the Company purchased a fixed-rate of 5.916%, nonrecourse mortgage note (the “Loan”) for $7.9 million. The Loan was originated by the Seller in August 2007 with an original principal balance of $18.7 million, and is collateralized by a 141-room limited service hotel located in East Rutherford, NJ. The hotel is currently operating under a Marriott Franchise Agreement as a Fairfield Inn. The Loan was scheduled to mature in September 2017 under its original term, and has been in default since February 2009.

The Company initially recorded the Loan as a mortgage loan receivable at $7.9 million, net of a discount of $10.8 million, on its consolidated balance sheet. As the Loan is in default, the Company was not amortizing the discount as the Company intended to take ownership in the foreseeable future through foreclosure or negotiate a transfer of ownership with the existing borrower.

The borrower under the loan agreement is required to transfer any excess cash to the Company on a monthly basis. Prior to April 1, 2011, the Company, was applying the excess cash to required funding for taxes and insurance and other escrow related disbursements and any remaining cash was applied to outstanding principal and the excess, if any, was to be recognized as interest income (the cost recovery method of income recognition). On April 1, 2011, the Company determined that it was no longer probable that they would take ownership in the foreseeable future and stopped applying the cost recovery method and instead began to apply the cash receipts method of income recognition, whereby the Company will recognize any excess cash, after the required funding for taxes and insurance and other escrow related disbursements, as interest income until such time as the borrower is current on all amounts owed to the Company for interest and then any remaining cash will be applied to outstanding principal. During the three months ended September 30, 2011 and for the period from April 1, 2011 through September 30, 2011 the Company recognized approximately $0.3 million and $0.6 million of interest income, respectively.

7. Acquisition of a TownePlace Suites Hotel

On January 19, 2011, the Company, through LVP Metairie JV, LLC (“LVP Metairie JV”), a joint venture subsidiary of its Operating Partnership, completed the acquisition of a 95% ownership interest in a four-story, limited service extended-stay hotel located in Harahan, Louisiana (“TownePlace Suites Hotel”) from Citrus Suites, LLC (the “Seller”). The remaining 5% ownership interest was acquired by TPS Metairie, LLC, an unrelated third party. During the three months ended March 31, 2011, TPS Metairie contributed $0.7 million to LVP Metairie JV. The TownePlace Suites Hotel, which has immediate access to the New Orleans Airport, will operate as a “TownePlace Suites” pursuant to a Relicensing Franchise Agreement (“Franchise Agreement”) with Marriott International, Inc. (“Marriott”). The Seller was not affiliated with the Company or its subsidiaries.

The aggregate purchase price for the TownePlace Suites Hotel was approximately $12.2 million, inclusive of closing and other transaction-related costs. Additionally, in connection with the acquisition, the Company’s advisor received an acquisition fee of $0.1 million which was equal to 0.95% of the Company’s proportionate share of the total contract price of $12.0 million, or $11.4 million. The acquisition was funded with cash proceeds from the sale of the Company’s common stock.

The Company has established a taxable REIT subsidiary, LVP Metairie Holding Corp. (“LVP Metairie Holding”), which has entered into an operating lease agreement for the TownePlace Suites Hotel. LVP Metairie Holding has also entered into management agreement (the “TownePlace Suites Management Agreement”) with Trans Inns Management, Inc., an unrelated third party, for the management of the TownePlace Suites Hotel, and the Franchise Agreement with Marriott. The Towne Place Suites Management Agreement, which has an initial term of one-year commencing on January 19, 2011, provides for (i) monthly base management fees equal to 3% of gross revenues, as defined and (ii) certain incentive fees. The

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

7. Acquisition of a TownePlace Suites Hotel  – (continued)

TownePlace Suites Management Agreement provides for nine additional one-year extensions and may be terminated by either party with no less than 90-days written notice, by either party, in advance of the anniversary date.

The capitalization rate for the acquisition of the TownePlace Suites during 2011 was 10.7%. The Company calculates the capitalization rate for real property by dividing the net operating income of the property by the purchase price of the property, excluding costs. For purposes of this calculation, net operating income is determined using the projected or budgeted net operating income of the property based upon then-current projections. Additionally, net operating income is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation and amortization.

The Company’s interest in TownePlace Suites is a managing interest. Generally, quarterly distributions from TownePlace Suites will be made, beginning on May 10, 2011, (i) initially, to the Company and TPS Metairie, LLC on a pro rata basis in proportion to each member’s equity interest percentage until an annualized preferred return of 12% is achieved on their invested capital and (ii) thereafter, 85% to the Company and TPS Metairie, LLC pro rata in accordance with their respective ownership interest and 15% to the Sherman Family Trust, a third party related to TPS Metairie, LLC but not related to the Company. Beginning on January 19, 2011, the Company has consolidated the operating results and financial condition of TownePlace Suites and accounted for the ownership interest of TPS Metairie, LLC and any allocations of earnings and distributions to the Sherman Family Trust as noncontrolling interests.

The acquisition was accounted for under the purchase method of accounting with the Company treated as the acquiring entity. Accordingly, the consideration paid by the Company to complete the acquisition has been allocated to the assets acquired based upon their fair values as of the date of the acquisition. The allocation of purchase price is based upon certain preliminary valuations and other analyses that have not been completed as of the date of this filing. Any changes in the estimated fair values of the net assets recorded for these acquisitions prior to the finalization of more detailed analyses will change the allocation of the purchase price. As such, the purchase price allocations for this transaction are preliminary estimates, which are subject to change within the measurement period. Any subsequent changes to the purchase price allocations that are material will be adjusted retroactively. There was no contingent consideration related to this acquisition.

Approximately $2.1 million was allocated to land, $8.9 million was allocated to building and improvements, $0.5 million was allocated to furniture and fixtures and the remaining $0.7 million was allocated to finite lived intangibles with a life of 25 years. The finite lived intangibles are included in prepaid expenses and other assets on the consolidated balance sheets. Amortization expense for the finite lived intangibles was approximately $7 and $19 for the three and nine months ended September 30, 2011, respectively. Based solely on the finite lived intangibles acquired from the TownePlace Suites Hotel acquisition, amortization expense is estimated to be approximately $7 for the remainder of 2011 and approximately $28 per year for each year for the next five years.

The following table provides the amounts of revenue and net income included in the Company’s consolidated statements of operations from the TownePlace Suites Hotel since the date of acquisition for the periods indicated:

	For the Three Months Ended September 30. 2011	For the Nine Months Ended September 30. 2011
Revenue	$656	$2,284
Net income	$168	$420

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

7. Acquisition of a TownePlace Suites Hotel  – (continued)

The following table provides unaudited pro forma results of operations for the periods indicated, as if TownePlace Suites had been acquired at the beginning of each period presented. Such pro forma results are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the combined company.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Pro forma net revenue	$656	$805	$2,470	$2,415
Pro forma net income/(loss)	$526	$(65)	$(57)	$(195)
Pro forma earnings/(loss) per share	$0.13	$(0.02)	$(0.01)	$(0.08)

8. Option Agreement to Acquire an Interest in Festival Bay Mall

On December 8, 2010, FB Orlando Acquisition Company, LLC (the “Owner”), a previously wholly owned entity of David Lichtenstein (“Lichtenstein”), who does business as the Lightstone Group and is the sponsor of the Company, acquired Festival Bay Mall (the “Property”) for cash consideration of approximately $25.0 million (the “Contract Price”) from BT Orlando LP, an unrelated third party seller. Ownership of the Owner was transferred to the A.S. Holdings LLC (“A.S. Holdings”), a wholly-owned entity of Lichtenstein, on June 26, 2011 (the “Transfer Date”) pursuant to the terms of a transfer and exchange agreement between various entities, including a qualified intermediary.

On March 4, 2011, the Company, through its Operating Partnership, entered into an agreement with A.S. Holdings, providing the Operating Partnership an option to acquire a membership interest of up to 10% in A.S. Holdings. The option is exercisable in whole or in part, up to two times, by the Operating Partnership at any time, but in no event later than June 30, 2012. Although the option may be exercised immediately, if it is exercised in whole or in part before the Transfer Date, the closing on the acquisition of the applicable membership interests in A.S. Holdings will occur within 10 business days after the Transfer Date. The Company has not exercised its option, in whole or in part, as of the date of this filing. There can be no assurance that the Company will elect to exercise its option, in whole or in part, to purchase up to a 10% ownership interest in Festival Bay Mall.

The Property, which opened in 2003, consists of an approximately 751,000 square foot enclosed mall situated on 139 acres of land located at 5250 International Drive in Orlando close to the convergence of I-4 and the Florida Turnpike. The Property was built as a hybrid retail center with entertainment, destination retail and traditional in-line mall tenants. Concurrent with the closing of the acquisition, management of the Property was assumed by Paragon Retail Property Management LLC (“Paragon”), an affiliate of the Company’s sponsor. Paragon is currently evaluating redevelopment opportunities for the Property.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

9. Selling Commission, Dealer Manager Fees and Other Offering Costs

Selling commissions and dealer manager fees are paid to the Dealer Manager, pursuant to various agreements, and other third-party offering expenses such as registration fees, due diligence fees, marketing costs, and professional fees are accounted for as a reduction against additional paid-in capital (“APIC”) as costs are incurred. Any organizational costs are accounted for as general and administrative costs. The following table represents the selling commissions and dealer manager and other offering costs for the periods indicated:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Selling commissions and dealer manager fees	$219	$598	$693	$2,258
Other offering costs	$298	$203	$1,018	$577

Since commencement of its initial public offering through September 30, 2011, the Company has incurred approximately $5.0 million in selling commissions and dealer manager fees and $3.2 million of other offering costs.

10. Subscription Receivable

As of September 30, 2011 and December 31, 2010, the Company recorded a subscription receivable of $27 and $366, respectively, as an adjustment in the Company’s equity on the consolidated balance sheets. The subscription receivable relates to shares issued to the Company’s shareholders for which the proceeds have not yet been received by the Company solely due to a fact of timing of transfers from the escrow agent holding the funds.

11. Related Party Transactions

In addition to certain related party payments made to the Dealer Manager (see Note 9), the Company also has agreements with the Advisor and Lightstone Value Plus REIT Management LLC (the “Property Manager”) to pay certain fees in exchange for services performed by these entities and other affiliated entities. The Company’s ability to secure financing and subsequent real estate operations are dependent upon its Advisor, Property Manager and their affiliates to perform such services as provided in these agreements.

The following table represents the fees incurred associated with the payments to the Company’s Advisor and Property Manager for the periods indicated:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Acquisition fees	$—	$—	$141	$75
Asset management fees	71	4	194	12
Total	$71	$4	$335	$87

At both September 30, 2011 and December 31, 2010, $0.1 million was due to the Company’s Sponsor for unpaid asset management fees. As of September 30, 2011, the Company owns a 34.413% membership interest in Brownmill, a 20% interest in the CP Boston Joint Venture and a 10% interest in the Rego Park Joint Venture. Affiliates of the Company’s Sponsor are the majority owners and managers of these entities.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share/unit data and where indicated in millions) (Unaudited)

12. Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and margin loan approximate their fair values because of the short maturity of these instruments. The carrying amount of the mortgage loan receivable approximates the fair value based upon current market information that would have been used by a market participant to estimate the fair value of such loan.

13. Commitments and Contingencies

Legal Proceedings

On July 13, 2011, JF Capital Advisors, LLC filed a lawsuit in New York state court against The Lightstone Group, LLC, Lightstone Value Plus Real Estate Investment Trust, Inc. and the Company seeking payment for services alleged to have been rendered, and to be rendered prospectively, under theories of unjust enrichment and breach of contract. The plaintiff had a limited business arrangement with The Lightstone Group, LLC; that arrangement has been terminated. The Company believes this suit to be without merit and will defend the case vigorously.

From time to time in the ordinary course of business, the Company may become subject to legal proceedings, claims or disputes. As of the date hereof, the Company is not a party to any material pending legal proceedings.

14. Subsequent Events

Distribution Payment

On October 15, 2011, the distribution for the three-month period ending September 30, 2011 was paid in full using a combination of cash (approximately $0.3 million) and approximately 34,000 shares (approximately $0.3 million) of the Company’s common stock issued pursuant to the Company’s DRIP, at a discounted price of $9.50 per share. The Company used proceeds from its offering of common stock to fund the cash portion of its distributions.

Follow-on Offering

On November 4, 2011, in connection with a follow-on offering (the “Follow-on Offering”) to its Initial Public Offering, the Company filed a Registration Statement on Form S-11 to register (i) an offering of up to 22,500,000 shares of common stock, at a price $10.00 per share, and (ii) 2,500,000 shares of common stock, at an initial price of $9.50 per share, available for issuance under its DRIP. The Company previously commenced its Initial Public Offering on April 24, 2009. Prior to the filing of the Registration Statement on Form S-11 for the Follow-on Offering, the Initial Public Offering was scheduled to expire on February 17, 2012, three years after its effective date. However, as permitted by Rule 415 of the Securities Act of 1933, the Company will now continue its Initial Public Offering until the earlier of August 15, 2012 or the date that the SEC declares the Registration Statement on Form S-11 for the Follow-on Offering effective.

Distribution Declaration

On November 11, 2011, our Board of Directors declared a distribution for the three-month period ending December 31, 2011. The distribution will be calculated based on shareholders of record each day during this three-month period at a rate of $0.00178082191 per day, and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a share price of $10.00. The distribution will be paid in cash on January 15, 2012 to shareholders of record as of December 31, 2011. The shareholders have an option to elect the receipt of shares under our distributions reinvestment program.

APPENDIX C

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.
SUBSCRIPTION AGREEMENT

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.

SUBSCRIPTION AGREEMENT

CURRENTLY NOT AVAILABLE TO RESIDENTS OF OHIO

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.

INSTRUCTION PAGE

In no event may a subscription of shares be accepted until at least five business days after the date the subscriber receives the final prospectus. You will receive a confirmation of your purchase.

PLEASE MAIL the properly completed and executed ORIGINALS of the subscription agreement with your check made payable to: “Lightstone Value Plus REIT II Inc.”

Mail completed documents to:

Regular Mail	Overnight
Lightstone Group REIT c/o DST P.O. Box 219002 Kansas City, MO 64121-9002	Lightstone c/o DST 430 W. 7th Street Kansas City, MO 64105

*For IRA Accounts, mail investor signed documents to the IRA Custodian for signatures.

If you have any questions, please call your registered representative or ICON Investments at (888) 729-4266.

Instructions to Subscribers

Section 1: Indicate investment amount. Make all checks payable to “Lightstone Value Plus REIT II Inc.”

Section 2: Choose type of ownership

Non-Custodial Ownership

-Accounts with more than one owner must have ALL PARTIES SIGN where indicated on page 3.

-Be sure to attach copies of all plan documents for Pension Plans, Trusts or Corporate Partnerships required in section 2.

Custodial Ownership

For New IRA/Qualified Plan Accounts - Please complete the form/application provided by your custodian of choice in addition to this subscription document and forward to the custodian for processing.

Existing IRA Accounts and other Custodial Accounts

- Information must be completed BY THE CUSTODIAN. Have all documents signed by appropriate officers as indicated in their Corporate Resolution (also, to be included).

Section 3: All names addresses, Dates of Birth, Social Security or Tax I.D. numbers of all investors or Trustees

Section 4: Choose Dividend Allocation option

Section 5: To be signed and completed by your Financial Advisor
        Be sure to include CRD number for FA and BD
        Firm Branch Manager signature

Section 6: Have ALL owners initial and sign where indicated on Page 3

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.

SUBSCRIPTION AGREEMENT

1.	YOUR INITIAL INVESTMENT Make all checks payable to “Lightstone Value Plus REIT II, Inc”

Investment Amount $	Brokerage Account Number

The minimum initial investment is 200 shares ($2,000)	(If applicable)

Cash, cashier’s checks/official bank checks in bearer form, foreign checks, money orders, third party checks, or traveler’s checks will not be accepted.

☐  I/WE AM/ARE EMPLOYEE (S) OF LIGHTSTONE SECURITIES, AN AFFILIATE, BROKER AND OR AN IMMEDIATE FAMILY MEMBER OF ONE OF THE ABOVE. I ACKNOWLEDGE THAT I WILL NOT BE PAID A COMMISSION FOR THIS PURCHASE, BUT WILL RECEIVE ADDITIONAL SHARES OR FRACTIONS THEREOF.

☐  CHECK HERE IF ADDITIONAL PURCHASE AND COMPLETE NUMBER 3 BELOW.

2.	FORM OF OWNERSHIP (Select only one)

Non-Custodial Ownership	Custodial Ownership

____Individual

____Joint Tenant (Joint accounts will be registered as joint tenants with rights of survivorship unless otherwise indicated)
____Tenants in Common
____TOD – Optional designation of beneficiaries for individual joint owners with rights of survivorship or tenants by the entireties. (Please complete Transfer on Death Registration Form. You may download the form at www.lightstonereit.com)
____Uniform Gift/Transfer to Minors (UGMA/UTMA)

Under the UGMA/UTMA of the State of

____Pension Plan
____Trust
____Corporation or Partnership
____Other
Third Party Administered Custodial Plan
(new IRA accounts will require an additional application)
  ☐ IRA  ☐ ROTH/IRA  ☐ SEP/IRA  ☐ SIMPLE  ☐ OTHER

Name of Custodian

Mailing Address

City State Zip

Custodian Information (To be completed by Custodian above)
Custodian Tax ID #
Custodian Account #

Custodian Phone

3.	INVESTOR INFORMATION Please print name(s) in which Shares are to be registered.

A.  Individual/Trust/Beneficial Owner

First Name: Middle:

Last Name:Tax ID or SS#

Street Address:City:State:Zip

Date of Birth: (mm/dd/yyyy)// If Non-U.S. Citizen, specify Country of Citizenship:

Daytime Phone #:U. S. Drivers License Number (if available)State of Issue:

CURRENTLY NOT AVAILABLE TO RESIDENTS OF OHIO.

CALIFORNIA INVESTORS:  ALL CERTIFICATES REPRESENTING SHARES WHICH ARE SOLD IN THE STATE OF CALIFORNIA WILL BEAR THE FOLLOWING LEGEND CONDITIONS: IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS FOR THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISIONER’S RULES.

Any subscriber seeking to purchase shares pursuant to a discount offered by us must submit such request in writing and set forth the basis for the request. Any such request will be subject to our verification.

B.  Joint Owner/Co-Trustee/Minor

First Name: Middle:

Last Name:Tax ID or SS#

Street Address:City:State:Zip

Date of Birth: (mm/dd/yyyy)// If Non-U.S. Citizen, specify Country of Citizenship:

Daytime Phone #:

C. Residential Street Address (This section must be completed for verification purposes if mailing address in section 3A is a P.O.Box)

Street Address:

City:State:Zip:

D.  Trust/Corporation/Partnership/Other (Trustee’(s) information must be provided in sections 3A and 3B)  Date of Trust//

Entity Name/Title of Trust:Tax ID Number:

E.  Government ID (Foreign Citizens only) Identification documents must have a reference number and photo. Please attach a photocopy.

Place of birth:
	City	State/Providence	Country

Immigration Status ☐  Permanent resident ☐  Non-permanent resident ☐  Non-resident ☐
Check which type of document you are providing:

☐ US Driver’s License  ☐ INS Permanent resident alien card  ☐ Passport with U.S. Visa  ☐ Employment Authorization Document

☐ Passport without U.S. Visa	Bank Name required: Account No. required:
☐ Foreign national identity documents	Bank address required: Phone No. required:
Documents number and country of issuance	Number for the document checked above:

F.  Employer: Retired: ☐

4.	DISTRIBUTIONS (Select only one)
Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your dividend distributions
IRA accounts may not direct distributions without the custodian’s approval.
I hereby subscribe for Shares of Lightstone Value Plus REIT II and elect the distribution option indicated below:
A.	___Reinvest/Distribution Reinvestment Plan (see the final prospectus for details)
B.	___Mail Check to the address of record
C.	___Credit Dividend to my IRA or Other Custodian Account
D.	___Cash/Direct Deposit. Please attach a pre-printed voided check (Non-Custodian Investors only). I authorize Lightstone Value Plus REIT II or its agent to deposit my distribution/dividend to my checking or savings account. This authority will remain in force until I notify Lightstone Value Plus REIT II in writing to cancel it. In the event that Lightstone Value Plus REIT II deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name/Entity Name/Financial Institution:

Mailing Address:CityStateZip:

Account Number:Your Bank’s ABA/Routing Nbr:

Your Bank’s Account Number: Checking Acct: Savings Acct:

PLEASE ATTACH COPY OF VOIDED CHECK TO THIS FORM IF FUNDS ARE TO BE SENT TO A BANK
*The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.

Signature Signature

5.	BROKER-DEALER/FINANCIAL ADVISOR INFORMATION (All fields must be completed)

The financial advisor must sign below to complete order. The financial advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated at the investor’s legal residence.

Broker-Dealer		Financial Advisor Name/RIA
Advisor Mailing Address
City		State	Zip code
Advisor No.	Branch No.	Telephone No.
Email Address		Fax No.
Broker-Dealer CRD Number		Financial Advisor CRD Number

☐ AFFILIATED REGISTERED INVESTMENT ADVISOR (RIA):  All sales of securities must be made through a Broker-Dealer. If an RIA introduces a sale, the sale must be conducted through the RIA in his or her capacity as a Registered Representative of Broker-Dealer (Section 5 must be filled in). I acknowledge that by checking the above box I WILL NOT RECEIVE A COMMISSION.
The undersigned FINANCIAL ADVISOR further represents and certifies that in connection with this subscription for Shares, he/she has complied with and has followed all applicable policies and procedures under his firm’s existing Anti-Money Laundering Program and Customer Identification Program.

Financial Advisor and / or RIA Signature:Date

Branch Manager Signature:Date

6.	SUBSCRIBER SIGNATURES

The undersigned further acknowledges and/or represents (or in the case of fiduciary accounts, the person authorized to sign on such subscriber behalf) the following: (you must initial each of the representations below)

Owner	Co-Owner	a) I/We have a minimum net worth (not including home, home furnishings and personal automobiles) of at least $70,000 and estimate that (without regard to Lightstone Value Plus REIT II, Inc.) I/We have a gross income due in the current year of at least $70,000; or have a net worth (excluding home, home furnishings and automobiles) of at least $250,000, or such higher suitability as may be required by certain states and set forth on the reverse side hereof; in the case of sales to fiduciary accounts, the suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.
Owner	Co-Owner	b) I/We have received the final prospectus of Lightstone Value Plus REIT II.
Owner	Co-Owner	c) I/We am/are purchasing shares for my/our own account.
Owner	Co-Owner	d) I/We acknowledge that shares are not liquid.
Owner	Co-Owner	e) If an affiliate of Lightstone Value Plus REIT II, I/We represent that the shares are being purchased for investment purposes only and not for immediate resale.

Owner Signature:Date:

Co-Owner Signature Date:

Signature of Custodians(s) or Trustees(s) (if applicable). Current Custodian must sign if investment is for an IRA Account

Authorized Signature (Custodian or Trustee)Date:

CERTAIN STATES HAVE IMPOSED SPECIAL FINANCIAL SUITABILITY
STANDARDS FOR SUBSCRIBERS WHO PURCHASE SHARES

Kentucky

•	Investors must have either (a) a net worth of $250,000 or (b) a gross annual income of at least $70,000 and a net worth of at least $70,000, with the amount invested in this offering not to exceed 10% of the Kentucky investor’s liquid net worth.

Massachusetts, Michigan, Iowa, Oregon, Pennsylvania and Washington

•	Investors must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. The investor’s maximum investment in the issuer and its affiliates cannot exceed 10% of the Massachusetts, Michigan, Iowa, Oregon, Pennsylvania or Washington resident’s net worth.

Nebraska

•	Investors must have either (a) a minimum net worth of $100,000 and an annual income of $70,000 or (b) a minimum net worth of $350,000. The investor’s maximum investment in the issuer and its affiliates cannot exceed 10% of the investor’s net worth.

Maine

•	The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

North Dakota

•	Shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the general suitability standards described above.

Tennessee

•	In addition to the general suitability requirements described above, investors’ maximum investment in our shares and our affiliates shall not exceed 10% of the resident’s net worth.

Kansas

•	In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in our shares and securities of other real estate investment trusts. “Liquid net worth” is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Missouri

•	In addition to the general suitability requirements described above, no more than ten percent (10%) of any one Missouri investor’s liquid net worth shall be invested in the securities registered by us for this offering with the Securities Division.

California

•	In addition to the general suitability requirements described above, investors’ maximum investment in our shares will be limited to 10% of the investor’s net worth (exclusive of home, home furnishings and automobile).

Alabama

•	In addition to the general suitability requirements described above, shares will only be sold to Alabama residents that represent that they have a liquid net worth of at least 10 times the amount of their investment in this real estate investment program and other similar programs.

WE INTEND TO ASSERT THE FOREGOING REPRESENTATIONS AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. WE HAVE THE RIGHT TO ACCEPT OR REJECT THIS SUBSCRIPTION IN WHOLE OR IN PART, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE

PERSON. AS USED IN THIS SUBSCRIPTION AGREEMENT, “LIGHTSTONE” REFERS TO THE LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. AND ITS AFFILIATES. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

By executing this Subscription Agreement, the subscriber is not waiving any rights under federal or state law.